UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number 001-36487

Abengoa Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
 Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436).

The sustainable total return company

Atlantica Yield announces the appointment of new
Chief Financial Officer

January 11th, 2016 – Atlantica Yield, the corporate brand for Abengoa Yield plc (NASDAQ: ABY) (the "Company"), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, has appointed Mr. Francisco Martinez-Davis as Chief Financial Officer, effective immediately.

Mr. Martinez-Davis has more than 24 years of experience in senior finance positions both in the United States and Spain. He has served as Chief Financial Officer of several large industrial companies. Most recently, he has been Chief Financial Officer for the company responsible for the management and operation of the metropolitan rail service of the city of Madrid where he was also member of the Executive Committee. He has also worked as CFO for a retailer and as Deputy General Manager in Finance and Treasury for Telefonica Moviles. Prior to that, he worked for different investment banks in New York City and London for more than 10 years, including J.P. Morgan Chase & Co. and BNP Paribas. Mr. Martinez-Davis holds a Bachelor of Science, cum laude, in Business Administration from Villanova University in Philadelphia and an MBA from The Wharton School. He has U.S. and Spanish citizenships.

About Atlantica Yield

Atlantica Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and EMEA. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E-mail: ir@atlanticayield.com	Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@atlanticayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2016

ABENGOA YIELD PLC
/s/ Santiago Seage
Name:	Santiago Seage
Title:	Managing Director